Mail Stop 3561

June 29, 2009

Mr. Curt Glowaski
Chief Executive Officer
Mexican Restaurants, Inc.
1135 Edgebrook
Houston, Texas 77-34-1899

> **Re: Mexican Restaurants, Inc.**
> **Form 10-K for the year ended December 28, 2009**
> **Filed March 29, 2009**
> **File No. 0-28234**

Dear Mr. Glowaski:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate by the Company, advise the staff of the reason thereof.

Note 1. Description of Business and Summary of Significant Accounting Policies, page F-7

(n) Stock Options, page F-11

1. We note from your disclosure that the expected term of options granted is derived using the "simplified" method as allowed under the provisions of the Securities and Exchange Commission's Staff Accounting Bulletin No. 107. Please explain to us and revise future filings to disclose the reason why you believe the use of the simplified method is appropriate under your circumstances. Refer to the guidance outlined in Question 6 of SAB Topic 14:D:2.

Note 5. Common Stock, Options and Warrants, page F-17

2. We note that it appears your footnote is missing certain disclosures required by SFAS No. 123(R). Specifically, we were unable to find certain information required by paragraphs A240(c), (d) and (h) of SFAS No. 123(R). For example, it does not appear that you have disclosed the weighted-average grant-date fair value of equity options granted during the year for each of year an income statement is presented, or the weighted average remaining contractual term of options (or share units) outstanding and currently exercisable for fully vested share options (or share units) and share options expected to vest at the latest balance sheet date. Nor does it appear that the weighted-average period over which total compensation cost related to non-vested awards not yet recognized has been disclosed. Accordingly, please revise your footnote in future filings to comply with all disclosure requirements of SFAS No. 123(R), where applicable.

Other

3. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the

disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346, or, Jean Yu at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: Mr. Andrew J. Dennard, Chief Financial Officer
(713) 943-9554